Lang Michener LLP
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File Number:          57562/0016

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Direct Line: (604) 691-7445
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E-Mail: tdeutsch@lmls.com

May 31, 2007

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:       H. Roger Schwall

Dear Sirs:

Uranium Energy Corp. (the "Company")
Amendment No. 3 to Registration Statement on Form SB-2
SEC File No. 333-140722

We write on behalf of the Company in response to the letter of May 24, 2007 from the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 2 to the Registration Statement on Form SB-2 (the "Registration Statement") filed May 14, 2007 with the Commission by the Company (the "Comment Letter"). On behalf of the Comp-any, we have filed with the Commission, via the EDGAR system, Amendment No. 3 to the Registration Statement on Form SB-2 that updates the Registration Statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of the amended Registration Statement, plus two copies that have been redlined to show the changes from the Registration Statement.

On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the amended Registration Statement.

General

1.       Please update the financial statements and related disclosure included in the registration statement in accordance with Section 310 of Regulation S-B.

Response:

We confirm, on behalf of the Company, that we have now updated the financial statements and related disclosure in the amended Registration Statement, and we trust that this is now clear and satisfactory in this regard.

Directors, Executive Officers, Promoters, and Control Persons, page 20

2.       Please inform us supplement ally of the reasons for the resignation of Mr. Horton. We may have further comment.

Response:

We confirm, on behalf of the Company, that Mr. Horton resigned for personal reasons and, supplementally, in order to assist the Company in the corresponding appointment of a more experienced and independent Board member for the Company, and we trust that this is now clear and satisfactory in this regard.

3.       We partially reissue prior comment 10. The biography of Mr. Obolensky should be revised to reference the month and year during the past five years of each position he has held.

Response:

We confirm, on behalf of the Company, that we have now amended the biographical sketch of Mr. Obolensky in the Registration Statement to reference that Mr. Obolensky has been Vice President of Shields & Company since November 1990, and we trust that this is now clear and satisfactory in this regard.

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

TJD/lmr

cc. Ms. Mellissa Campbell Duru

cc. Uranium Energy Corp.
Attn: Mr. Amir Adnani, CEO